

December 2, 2013

<u>Via Facsimile</u>
Mr. John P. Zimmer
Chief Financial Officer
Core Molding Technologies, Inc.
800 Manor Park Drive
Columbus, OH 43228-0183

> **Re: Core Molding Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 27, 2013**
> **File No. 1-12505**

Dear Mr. Zimmer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Liquidity and Capital Resources, page 22

1.   We note that you have operations in Mexico and undistributed earnings of your Mexican subsidiary for which you have not provided deferred income taxes. To the extent material, please revise future annual and quarterly filings to address the following:

- Disclose the amount of cash and cash equivalents held by your Mexican subsidiary as of each balance sheet date;

- Discuss the range of potential tax implications if such funds are repatriated to the U.S.; and

- Discuss whether you intend to permanently reinvest these funds outside the U.S.

Item 8. Financial Statements and Supplementary Data, page 28

Note 5. Foreign Operations, page 38

2. Please tell us what information and/or reports your CODM uses to evaluate performance and allocate resources for the company. To the extent that you are aggregating the U.S. and Mexican geographic operating segments into one reportable segment, please demonstrate to us how you determined the aggregated segments are similar.

Note 12. Related Party Transactions, page 49

3. We note that your supply agreement with Navistar expired on October 31, 2013. Please confirm to us that you have entered into a new agreement or extension with Navistar and term of such agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief